Vertical Aerospace Ltd.

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

+44 117 471-0150

May 22, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention: Eranga Dias

Re:	Vertical Aerospace Ltd.
Registration Statement on Form F-3
Filed May 18, 2026
Registration No. 295988

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on May 21, 2026, in which we requested acceleration of the effective date of the Registration Statement on Form F-3 (Registration No. 333-295988) (the “Registration Statement”) of Vertical Aerospace Ltd. (the “Company”), so that the Registration Statement become effective as of 4:01 p.m., Eastern Time, on May 25, 2026, or as soon thereafter as practicable (the “Requested Effectiveness Date”). We are no longer requesting that such Registration Statement be declared effective at the Requested Effective Time, and we hereby formally withdraw our request for acceleration of the effective date until providing further notice.

Please contact Yoseph Choi of Latham & Watkins LLP, counsel to the Company, at +44.20.7710.4593 if you have any questions or concerns regarding this matter.

Thank you for your assistance in this matter.

Very truly yours,

Vertical Aerospace Ltd.

By:	/s/ Stuart Simpson
	Name:	Stuart Simpson
	Title:	Chief Executive Officer

CC:	(via email)
Sanjay Verma, Vertical Aerospace Ltd.
Robbie McLaren, Latham & Watkins (London) LLP
Jennifer Gascoyne, Latham & Watkins (London) LLP